UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Cazoo Group Ltd
(Name of Issuer)
Class A Ordinary Shares, par value $0.20 per share
(Title of Class of Securities)
G2007L121
(Cusip Number)
Hannah E. Dunn Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
December 6, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)
Page 1 of 37 Pages
Exhibit Index Found on Page 37

13D
CUSIP No. G2007L121

1	NAMES OF REPORTING PERSONS Farallon Capital Partners, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 714,240 Shares (as defined in Item 1), representing 14.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,565
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,565
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,565
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% [1]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 This percentage is calculated based on 4,891,002 Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined in Item 5) and the issuance of the New Shares, as reported in the Company’s current report on Form 6-K filed with the SEC on December 7, 2023.  See Item 5.

Page 2 of 37 Pages

13D
CUSIP No. G2007L121

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 714,240 Shares (as defined in Item 1), representing 14.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 139,848
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 139,848
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,848
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% [1]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 This percentage is calculated based on 4,891,002 Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined in Item 5) and the issuance of the New Shares, as reported in the Company’s current report on Form 6-K filed with the SEC on December 7, 2023.  See Item 5.

Page 3 of 37 Pages

13D
CUSIP No. G2007L121

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners II, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 714,240 Shares (as defined in Item 1), representing 14.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,069
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,069
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,069
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% [1]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 This percentage is calculated based on 4,891,002 Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined in Item 5) and the issuance of the New Shares, as reported in the Company’s current report on Form 6-K filed with the SEC on December 7, 2023.  See Item 5.

Page 4 of 37 Pages

13D
CUSIP No. G2007L121

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners III, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 714,240 Shares (as defined in Item 1), representing 14.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,642
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,642
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% [1]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 This percentage is calculated based on 4,891,002 Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined in Item 5) and the issuance of the New Shares, as reported in the Company’s current report on Form 6-K filed with the SEC on December 7, 2023.  See Item 5.

Page 5 of 37 Pages

13D
CUSIP No. G2007L121

1	NAMES OF REPORTING PERSONS Four Crossings Institutional Partners V, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 714,240 Shares (as defined in Item 1), representing 14.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,284
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,284
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,284
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% [1]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 This percentage is calculated based on 4,891,002 Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined in Item 5) and the issuance of the New Shares, as reported in the Company’s current report on Form 6-K filed with the SEC on December 7, 2023.  See Item 5.

Page 6 of 37 Pages

13D
CUSIP No. G2007L121

1	NAMES OF REPORTING PERSONS Farallon Capital Offshore Investors II, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 714,240 Shares (as defined in Item 1), representing 14.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 341,193
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 341,193
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 341,193
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% [1]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 This percentage is calculated based on 4,891,002 Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined in Item 5) and the issuance of the New Shares, as reported in the Company’s current report on Form 6-K filed with the SEC on December 7, 2023.  See Item 5.

Page 7 of 37 Pages

13D
CUSIP No. G2007L121

1	NAMES OF REPORTING PERSONS Farallon Capital (AM) Investors, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 714,240 Shares (as defined in Item 1), representing 14.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,713
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,713
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,713
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% [1]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 This percentage is calculated based on 4,891,002 Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined in Item 5) and the issuance of the New Shares, as reported in the Company’s current report on Form 6-K filed with the SEC on December 7, 2023.  See Item 5.

Page 8 of 37 Pages

13D
CUSIP No. G2007L121

1	NAMES OF REPORTING PERSONS Farallon Capital F5 Master I, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 714,240 Shares (as defined in Item 1), representing 14.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 41,926
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 41,926
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,926
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% [1]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 This percentage is calculated based on 4,891,002 Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined in Item 5) and the issuance of the New Shares, as reported in the Company’s current report on Form 6-K filed with the SEC on December 7, 2023.  See Item 5.

Page 9 of 37 Pages

13D
CUSIP No. G2007L121

1	NAMES OF REPORTING PERSONS Farallon Partners, L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 714,240 Shares (as defined in Item 1), representing 14.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 672,314
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 672,314
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 672,314
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7% [1]
14	TYPE OF REPORTING PERSON (See Instructions) OO

1 This percentage is calculated based on 4,891,002 Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined in Item 5) and the issuance of the New Shares, as reported in the Company’s current report on Form 6-K filed with the SEC on December 7, 2023.  See Item 5.

Page 10 of 37 Pages

13D
CUSIP No. G2007L121

1	NAMES OF REPORTING PERSONS Farallon Institutional (GP) V, L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 714,240 Shares (as defined in Item 1), representing 14.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,284
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,284
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,284
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% [1]
14	TYPE OF REPORTING PERSON (See Instructions) OO

1 This percentage is calculated based on 4,891,002 Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined in Item 5) and the issuance of the New Shares, as reported in the Company’s current report on Form 6-K filed with the SEC on December 7, 2023.  See Item 5.

Page 11 of 37 Pages

13D
CUSIP No. G2007L121

1	NAMES OF REPORTING PERSONS Farallon F5 (GP), L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 714,240 Shares (as defined in Item 1), representing 14.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 41,926
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 41,926
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,926
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% [1]
14	TYPE OF REPORTING PERSON (See Instructions) OO

1 This percentage is calculated based on 4,891,002 Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined in Item 5) and the issuance of the New Shares, as reported in the Company’s current report on Form 6-K filed with the SEC on December 7, 2023.  See Item 5.

Page 12 of 37 Pages

13D
CUSIP No. G2007L121

1	NAMES OF REPORTING PERSONS Joshua J. Dapice
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 714,240 Shares (as defined in Item 1), representing 14.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 714,240
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 714,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 714,240
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6% [1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 This percentage is calculated based on 4,891,002 Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined in Item 5) and the issuance of the New Shares, as reported in the Company’s current report on Form 6-K filed with the SEC on December 7, 2023.  See Item 5.

Page 13 of 37 Pages

13D
CUSIP No. G2007L121

1	NAMES OF REPORTING PERSONS Philip D. Dreyfuss
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 714,240 Shares (as defined in Item 1), representing 14.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 714,240
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 714,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 714,240
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6% [1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 This percentage is calculated based on 4,891,002 Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined in Item 5) and the issuance of the New Shares, as reported in the Company’s current report on Form 6-K filed with the SEC on December 7, 2023.  See Item 5.

Page 14 of 37 Pages

13D
CUSIP No. G2007L121

1	NAMES OF REPORTING PERSONS Hannah E. Dunn
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 714,240 Shares (as defined in Item 1), representing 14.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 714,240
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 714,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 714,240
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6% [1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 This percentage is calculated based on 4,891,002 Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined in Item 5) and the issuance of the New Shares, as reported in the Company’s current report on Form 6-K filed with the SEC on December 7, 2023.  See Item 5.

Page 15 of 37 Pages

13D
CUSIP No. G2007L121

1	NAMES OF REPORTING PERSONS Richard B. Fried
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 714,240 Shares (as defined in Item 1), representing 14.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 714,240
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 714,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 714,240
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6% [1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 This percentage is calculated based on 4,891,002 Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined in Item 5) and the issuance of the New Shares, as reported in the Company’s current report on Form 6-K filed with the SEC on December 7, 2023.  See Item 5.

Page 16 of 37 Pages

13D
CUSIP No. G2007L121

1	NAMES OF REPORTING PERSONS Varun N. Gehani
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 714,240 Shares (as defined in Item 1), representing 14.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 714,240
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 714,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 714,240
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6% [1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 This percentage is calculated based on 4,891,002 Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined in Item 5) and the issuance of the New Shares, as reported in the Company’s current report on Form 6-K filed with the SEC on December 7, 2023.  See Item 5.

Page 17 of 37 Pages

13D
CUSIP No. G2007L121

1	NAMES OF REPORTING PERSONS Nicolas Giauque
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 714,240 Shares (as defined in Item 1), representing 14.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 714,240
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 714,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 714,240
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6% [1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 This percentage is calculated based on 4,891,002 Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined in Item 5) and the issuance of the New Shares, as reported in the Company’s current report on Form 6-K filed with the SEC on December 7, 2023.  See Item 5.

Page 18 of 37 Pages

13D
CUSIP No. G2007L121

1	NAMES OF REPORTING PERSONS David T. Kim
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 714,240 Shares (as defined in Item 1), representing 14.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 714,240
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 714,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 714,240
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6% [1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 This percentage is calculated based on 4,891,002 Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined in Item 5) and the issuance of the New Shares, as reported in the Company’s current report on Form 6-K filed with the SEC on December 7, 2023.  See Item 5.

Page 19 of 37 Pages

13D
CUSIP No. G2007L121

1	NAMES OF REPORTING PERSONS Michael G. Linn
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 714,240 Shares (as defined in Item 1), representing 14.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 714,240
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 714,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 714,240
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6% [1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 This percentage is calculated based on 4,891,002 Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined in Item 5) and the issuance of the New Shares, as reported in the Company’s current report on Form 6-K filed with the SEC on December 7, 2023.  See Item 5.

Page 20 of 37 Pages

13D
CUSIP No. G2007L121

1	NAMES OF REPORTING PERSONS Rajiv A. Patel
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 714,240 Shares (as defined in Item 1), representing 14.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 714,240
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 714,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 714,240
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6% [1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 This percentage is calculated based on 4,891,002 Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined in Item 5) and the issuance of the New Shares, as reported in the Company’s current report on Form 6-K filed with the SEC on December 7, 2023.  See Item 5.

Page 21 of 37 Pages

13D
CUSIP No. G2007L121

1	NAMES OF REPORTING PERSONS Thomas G. Roberts, Jr.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 714,240 Shares (as defined in Item 1), representing 14.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 714,240
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 714,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 714,240
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6% [1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 This percentage is calculated based on 4,891,002 Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined in Item 5) and the issuance of the New Shares, as reported in the Company’s current report on Form 6-K filed with the SEC on December 7, 2023.  See Item 5.

Page 22 of 37 Pages

13D
CUSIP No. G2007L121

1	NAMES OF REPORTING PERSONS Edric C. Saito
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 714,240 Shares (as defined in Item 1), representing 14.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 714,240
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 714,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 714,240
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6% [1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 This percentage is calculated based on 4,891,002 Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined in Item 5) and the issuance of the New Shares, as reported in the Company’s current report on Form 6-K filed with the SEC on December 7, 2023.  See Item 5.

Page 23 of 37 Pages

13D
CUSIP No. G2007L121

1	NAMES OF REPORTING PERSONS William Seybold
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 714,240 Shares (as defined in Item 1), representing 14.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 714,240
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 714,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 714,240
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6% [1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 This percentage is calculated based on 4,891,002 Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined in Item 5) and the issuance of the New Shares, as reported in the Company’s current report on Form 6-K filed with the SEC on December 7, 2023.  See Item 5.

Page 24 of 37 Pages

13D
CUSIP No. G2007L121

1	NAMES OF REPORTING PERSONS Daniel S. Short
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 714,240 Shares (as defined in Item 1), representing 14.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 714,240
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 714,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 714,240
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6% [1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 This percentage is calculated based on 4,891,002 Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined in Item 5) and the issuance of the New Shares, as reported in the Company’s current report on Form 6-K filed with the SEC on December 7, 2023.  See Item 5.

Page 25 of 37 Pages

13D
CUSIP No. G2007L121

1	NAMES OF REPORTING PERSONS Andrew J. M. Spokes
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 714,240 Shares (as defined in Item 1), representing 14.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 714,240
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 714,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 714,240
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6% [1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 This percentage is calculated based on 4,891,002 Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined in Item 5) and the issuance of the New Shares, as reported in the Company’s current report on Form 6-K filed with the SEC on December 7, 2023.  See Item 5.

Page 26 of 37 Pages

13D
CUSIP No. G2007L121

1	NAMES OF REPORTING PERSONS John R. Warren
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 714,240 Shares (as defined in Item 1), representing 14.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 714,240
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 714,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 714,240
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6% [1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 This percentage is calculated based on 4,891,002 Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined in Item 5) and the issuance of the New Shares, as reported in the Company’s current report on Form 6-K filed with the SEC on December 7, 2023.  See Item 5.

Page 27 of 37 Pages

13D
CUSIP No. G2007L121

1	NAMES OF REPORTING PERSONS Mark C. Wehrly
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 714,240 Shares (as defined in Item 1), representing 14.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 714,240
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 714,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 714,240
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6% [1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 This percentage is calculated based on 4,891,002 Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined in Item 5) and the issuance of the New Shares, as reported in the Company’s current report on Form 6-K filed with the SEC on December 7, 2023.  See Item 5.

Page 28 of 37 Pages

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D initially filed on March 24, 2023, as amended and supplemented by Amendment No. 1 thereto filed on April 27, 2023, as amended and supplemented by Amendment No. 2 thereto filed on May 16, 2023, as amended and supplemented by Amendment No. 3 thereto filed on June 16, 2023, as amended and supplemented by Amendment No. 4 thereto filed on September 22, 2023, as amended and supplemented by Amendment No. 5 thereto filed on November 7, 2023 (the “Prior Schedule 13D” and, as amended and supplemented by this Amendment, this “Schedule 13D”).  Capitalized terms used without definition in this Amendment have the meanings ascribed thereto in the Prior Schedule 13D.

Item 1. Security and Issuer

This Amendment hereby amends and restates Item 1 of the Prior Schedule 13D in its entirety as follows:

“This statement relates to Class A Ordinary Shares, par value $0.20 per share (the “Shares”), of Cazoo Group Ltd (the “Company”).  The address of the principal executive office of the Company is 40 Churchway, London NW1 1LW, United Kingdom.”

Item 2.	Identity and Background

This Amendment hereby amends and restates Item 2 of the Prior Schedule 13D in its entirety as follows:

“(a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”
The Farallon Funds

(i)	Farallon Capital Partners, L.P., a California limited partnership (“FCP”), with respect to the Shares held by it;
(ii)	Farallon Capital Institutional Partners, L.P., a California limited partnership (“FCIP”), with respect to the Shares held by it;

(iii)	Farallon Capital Institutional Partners II, L.P., a California limited partnership (“FCIP II”), with respect to the Shares held by it;

(iv)	Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership (“FCIP III”), with respect to the Shares held by it;

(v)	Four Crossings Institutional Partners V, L.P., a Delaware limited partnership (“FCIP V”), with respect to the Shares held by it;

(vi)	Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership (“FCOI II”), with respect to the Shares held by it;

(vii)	Farallon Capital (AM) Investors, L.P., a Delaware limited partnership (“FCAMI”), with respect to the Shares held by it; and

(viii)	Farallon Capital F5 Master I, L.P., a Cayman Islands exempted limited partnership (“F5MI”), with respect to the Shares held by it.

FCP, FCIP, FCIP II, FCIP III, FCIP V, FCOI II, FCAMI and F5MI are together referred to herein as the “Farallon Funds.”

Page 29 of 37 Pages

The Farallon General Partner

(ix)
Farallon Partners, L.L.C., a Delaware limited liability company (the “Farallon General Partner”), which is (i) the general partner of each of FCP, FCIP, FCIP II, FCIP III, FCOI II and FCAMI, and (ii) the sole member of the FCIP V General Partner (as defined below), with respect to the Shares held by each of the Farallon Funds other than F5MI.

The FCIP V General Partner

(x)	Farallon Institutional (GP) V, L.L.C., a Delaware limited liability company (the “FCIP V General Partner”), which is the general partner of FCIP V, with respect to the Shares held by FCIP V.

The F5MI General Partner

(xi)	Farallon F5 (GP), L.L.C., a Delaware limited liability company (the “F5MI General Partner”), which is the general partner of F5MI, with respect to the Shares held by F5MI.

The Farallon Individual Reporting Persons
(xii)
              The following persons, each of whom is a managing member or senior managing member, as the case may be, of the Farallon General Partner, and a manager or senior manager, as the case may be, of the FCIP V General Partner and the F5MI General Partner, with respect to the Shares held by the Farallon Funds:  Joshua J. Dapice (“Dapice”); Philip D. Dreyfuss (“Dreyfuss”); Hannah E. Dunn (“Dunn”); Richard B. Fried (“Fried”); Varun N. Gehani (“Gehani”); Nicolas Giauque (“Giauque”); David T. Kim (“Kim”); Michael G. Linn (“Linn”); Rajiv A. Patel (“Patel”); Thomas G. Roberts, Jr. (“Roberts”); Edric C. Saito (“Saito”); William Seybold (“Seybold”); Daniel S. Short (“Short”); Andrew J. M. Spokes (“Spokes”); John R. Warren (“Warren”); and Mark C. Wehrly (“Wehrly”).

Dapice, Dreyfuss, Dunn, Fried, Gehani, Giauque, Kim, Linn, Patel, Roberts, Saito, Seybold, Short, Spokes, Warren and Wehrly are together referred to herein as the “Farallon Individual Reporting Persons.”
(b)       The address of the principal business office of (i) each of the Farallon Funds is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111, and (ii) each of the FCIP V General Partner, the F5MI General Partner and the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.
(c)       The principal business of each of the Farallon Funds is that of a private investment entity engaging in the purchase and sale of investments for its own account. The principal business of the Farallon General Partner is to act as the general partner of investment partnerships, including FCP, FCIP, FCIP II, FCIP III, FCOI II and FCAMI, and as the sole member of general partners of investment partnerships, including the FCIP V General Partner.  The principal business of each of the FCIP V General Partner, the F5MI General Partner, and the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.
(d)       None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The jurisdiction of organization of each of the Farallon Funds, the Farallon General Partner, the FCIP V General Partner and the F5MI General Partner is set forth above. Each of the Farallon Individual Reporting Persons, other than Giauque and Spokes, is a citizen of the United States.  Giauque is a citizen of France.  Spokes is a citizen of the United Kingdom.

The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.”

Page 30 of 37 Pages

Item 3. Source and Amount of Funds or Other Consideration

This Amendment hereby amends and supplements Item 3 of the Prior Schedule 13D by adding the following thereto:

“On December 6, 2023, in connection with the Company’s consummation of the Exchange Offer, the Company issued to the Farallon Funds (i) an aggregate 714,240 Shares and (ii) $31,746,031 aggregate principal amount of New Notes, in exchange for the Farallon Funds’ tender to the Company in the Exchange Offer of the entire $100,000,000 aggregate principal amount of Notes held by them.  The Farallon Funds provided no consideration for their acquisition of such Shares and New Notes other than their tender to the Company of their Notes pursuant to the Exchange Offer.”

Item 4. Purpose of Transaction

This Amendment hereby amends and restates Item 4 of the Prior Schedule 13D in its entirety as follows:

“The disclosure set forth in Item 3 above and Item 6 below is hereby incorporated by reference in this Item 4.

The Reporting Persons acquired the Shares for the purpose of investment in connection with the consummation of the Transactions.

 The Reporting Persons have communicated and may communicate further with the Company’s management and the Board in connection with the Reporting Persons’ investment in the Company.  Such communications have related or may relate to a variety of topics, including, without limitation, the Company’s business strategy, financial condition, results of operations and cash flows; capital allocation; capital structure; management; Board composition and other corporate governance matters; investor communications; the issuance of debt or equity securities or other financing transactions; dividend policy; possible asset sales or acquisitions; possible strategic transactions; executive compensation; and other matters relating to the Company and its stakeholders.  As permitted under relevant confidentiality arrangements, the Reporting Persons have communicated or may communicate with other securityholders of the Company and/or with other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals and other investors, and may exchange information with any such persons or the Company and may negotiate and enter appropriate confidentiality or similar agreements (which may contain, among other things, standstill provisions).

The Reporting Persons at any time may reconsider and change their intentions relating to the foregoing.  The Reporting Persons also may propose or take one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D and may discuss such proposals or actions, or other proposals or actions, with the Company’s management and the Board, other securityholders of the Company, and/or other interested parties, such as those set out above.

Page 31 of 37 Pages

The Reporting Persons intend to review their investment in the Company on a continuing basis.  Depending upon various factors, including, without limitation, the Company’s financial position and strategic direction, the outcome of any communications or actions referenced  above, actions taken by the Board, overall market conditions, general economic and industry conditions, other investment opportunities available to the Reporting Persons, the liquidity requirements of the Reporting Persons, price levels of the Shares, and any contractual provisions to which the Reporting Persons may then be subject, the Reporting Persons in the future may take actions with respect to their investment position in the Company as they deem appropriate, including, without limitation, purchasing additional Shares, other securities of the Company, or other instruments that are based upon or relate to the value of any of the foregoing; selling, pledging or financing some or all of the securities reported herein, other securities of the Company or other instruments that are based upon or relate to the value of any of the foregoing; engaging in hedging or similar transactions with respect to Shares, other securities of the Company, or other instruments that are based upon or relate to the value of any of the foregoing; and taking any other action to maximize the value of the Reporting Persons’ investment position in the Company.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.”

Item 5. Interest in Securities of the Issuer
This Amendment hereby amends and restates Item 5 of the Prior Schedule 13D in its entirety as follows:

“The beneficial ownership amounts set forth herein reflect the 1-for-100 reverse stock split of the Shares effected on December 5, 2023 (the “December 2023 Reverse Stock Split”), as reported in Exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on December 5, 2023.

The Farallon Funds

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 4,891,002 Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split and the issuance of the New Shares, as reported by the Company in its current report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2023.

(c)	Except as described in Item 3 above, the Farallon Funds have not effected any transactions in the Shares since the Reporting Persons’ most recent filing on Schedule 13D.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by each of the Farallon Funds other than F5MI.  The FCIP V General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by FCIP V.  The F5MI General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by F5MI.  Each of the Farallon Individual Reporting Persons is a managing member or senior managing member, as the case may be, of the Farallon General Partner and a manager or senior manager, as the case may be, of the FCIP V General Partner and the F5MI General Partner.

(e)	Not applicable.

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The Farallon General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.

(c)	None.

(c)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by each of the Farallon Funds other than F5MI.  Each of the Farallon Individual Reporting Persons is a managing member or senior managing member, as the case may be, of the Farallon General Partner.

(e)	Not applicable.

The FCIP V General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the FCIP V General Partner is incorporated herein by reference.

(c)	None.

(d)
The FCIP V General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by FCIP V.  Each of the Farallon Individual Reporting Persons is a manager or senior manager, as the case may be, of the FCIP V General Partner.

(e)	Not applicable.

The F5MI General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the F5MI General Partner is incorporated herein by reference.

(c)	None.

(d)
The F5MI General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by F5MI.  Each of the Farallon Individual Reporting Persons is a manager or senior manager, as the case may be, of the F5MI General Partner.

(e)	Not applicable.

The Farallon Individual Reporting Persons

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

(c)	None.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by each of the Farallon Funds other than F5MI.  The FCIP V General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by FCIP V.  The F5MI General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by F5MI.  Each of the Farallon Individual Reporting Persons is a managing member or senior managing member, as the case may be, of the Farallon General Partner and a manager or senior manager, as the case may be, of the FCIP V General Partner and the F5MI General Partner.

(e)	Not applicable.

The Shares reported hereby for the Farallon Funds are owned directly by the Farallon Funds. The Farallon General Partner, as general partner of FCP, FCIP, FCIP II, FCIP III, FCOI II and FCAMI and the sole member of the FCIP V General Partner, may be deemed to be a beneficial owner of all such Shares owned by the Farallon Funds other than F5MI. The FCIP V General Partner, as general partner of FCIP V, may be deemed to be a beneficial owner of all such Shares owned by FCIP V. The F5MI General Partner, as general partner of F5MI, may be deemed to be a beneficial owner of all such Shares owned by F5MI.  Each of the Farallon Individual Reporting Persons, as a managing member or senior managing member, as the case may be, of the Farallon General Partner and a manager or senior manager, as the case may be, of the FCIP V General Partner and the F5MI General Partner, in each case with the power to exercise investment discretion, may be deemed to be a beneficial owner of all such Shares owned by the Farallon Funds.  Each of the Farallon General Partner, the FCIP V General Partner, the F5MI General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.”

Page 33 of 37 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

This Amendment hereby amends and supplements Item 6 of the Prior Schedule 13D by adding the following thereto:

“Exchange Offer

The Exchange Offer expired on December 4, 2023, at which time all $630 million aggregate principal amount of outstanding Notes were validly tendered and accepted, as reported by the Company in the press release attached as Exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on December 5, 2023.  The settlement of the Exchange Offer occurred on December 6, 2023 (the “Closing Date”), as reported by the Company in its current report on Form 6-K filed with the SEC on December 7, 2023.  The Notes were discharged on the Closing Date.

 Upon the settlement of the Exchange Offer, as contemplated by the Transaction Support Agreement, the Company issued to each prior holder of Notes such holder’s pro rata share of (i) $200 million aggregate principal amount of New Notes and (ii) 4,499,721 New Shares, as reported by the Company in its current report on Form 6-K filed with the SEC on December 7, 2023.  Accordingly, on the Closing Date, the Company issued to the Farallon Funds (i) an aggregate 714,240 Shares and (ii) $31,746,031 aggregate principal amount of New Notes.

In connection with the consummation of the Transactions, the Company’s board of directors was reduced to five members, comprised of one existing legacy director and four new directors chosen by the Consenting Noteholders (the “New Board”).

Effective as of the Closing Date, upon the consummation of the Transactions, the Transaction Support Agreement was terminated automatically pursuant to its terms, at which time any “group” (within the meaning of in Section 13(d) of the Exchange Act and Rule 13d-5 thereunder) that may have been formed among the Consenting Noteholders or other parties to the Transaction Support Agreement for purposes of completing the Transactions contemplated by the Transaction Support Agreement was immediately dissolved.  The Reporting Persons have not agreed to act together with any other persons for the purposes of acquiring, holding, voting, or disposing of any Shares or other securities of the Company, and expressly disclaim beneficial ownership of any Shares or other securities of the Company held by any other persons.

New Notes

In connection with the consummation of the Transactions, on the Closing Date, the Company issued $200 million aggregate principal amount of New Notes, pursuant to that certain Indenture, dated as of December 6, 2023, among the Company, U.S. Bank Trust Company, National Association, and certain subsidiaries of the Company party thereto (the “New Notes Indenture”).  Interest will accrue from the date of issuance of the New Notes at a rate of 6.00% per annum, with a minimum of 4.00% per annum payable in cash and, at the option of the Company, up to 2.00% per annum payable in kind.  The New Notes will mature on February 16, 2027, unless earlier redeemed or repurchased in accordance with the terms of the New Notes.

The foregoing description of the New Notes Indenture does not purport to be complete and is qualified in its entirety by reference to the New Notes Indenture, a copy of which is filed as Exhibit 12 to this Schedule 13D and is incorporated by reference herein.

New Investor Rights Agreement

 In connection with the consummation of the Transactions, on the Closing Date, the Company, the Farallon Funds and the other Consenting Noteholders identified therein as Holders entered into that certain Investor Rights Agreement, dated as of December 6, 2023 (the “New Investor Rights Agreement”).  Among other things, the New Investor Rights Agreement provides certain board nomination rights with respect to the members of the New Board.  Pursuant to the New Investor Rights Agreement, Farallon Capital Management, L.L.C. (“FCM”), on behalf of the Farallon Funds, will have the right to nominate up to two members of the New Board, with such right declining, as described in the New Investor Rights Agreement, as the Farallon Funds’ equity ownership decreases.

In connection with the consummation of the Transactions, and pursuant to the terms of the Transaction Support Agreement, the New Board consisted of five members, one of whom was designated by FCM pursuant to the rights of the Farallon Funds under the New Investor Rights Agreement.  FCM has the right to designate one additional director on behalf of the Farallon Funds for appointment to the New Board at a later time.

In addition, FCM has exercised its right on behalf of the Farallon Funds to appoint an observer to the New Board to attend all meetings of the New Board (and any committee thereof) in a non-voting capacity and receive all notices and written documents and materials provided to the New Board, subject to certain customary confidentiality obligations.
The foregoing description of the New Investor Rights Agreement is not complete and is qualified in its entirety by reference to the New Investor Rights Agreement, a copy of which is filed as Exhibit 13 to this Schedule 13D and is incorporated by reference herein.

Page 34 of 37 Pages

New Registration Rights Agreement

In connection with the consummation of the Transactions, on the Closing Date, the Company, the Farallon Funds and the other Holders identified therein entered into that certain Registration Rights Agreement, dated as of December 6, 2023 (the “New Registration Rights Agreement”).  The New Registration Rights Agreement provides, among other things, that the Company will file a shelf registration statement registering the resale of the Shares received on the Closing Date by the Farallon Funds and the other prior holders of Convertible Notes.  The New Registration Rights Agreement also provides for customary piggyback registration rights and underwritten shelf takedowns.
The foregoing description of the New Registration Rights Agreement is not complete and is qualified in its entirety by reference to New Registration Rights Agreement, a copy of which is filed as Exhibit 14 to this Schedule 13D and is incorporated by reference herein.
In connection with the consummation of the Transactions, the Registration Rights Agreement, dated as of February 16, 2022, relating to the Shares underlying the Notes automatically terminated pursuant to its terms.  Such Registration Rights Agreement was filed as Exhibit 4 to the Schedule 13D filed by the Reporting Persons on March 24, 2023.

Except as otherwise set forth in the Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Company.”

Item 7. Material to be Filed as Exhibits

This Amendment hereby amends and supplements Item 7 of the Prior Schedule 13D by adding the following thereto:

“There is filed herewith as Exhibit 12 the New Notes Indenture, incorporated by reference to the copy thereof filed as Exhibit 99.2 to the Company’s current report on Form 6-K filed with the SEC on December 7, 2023.

There is filed herewith as Exhibit 13 the New Investor Rights Agreement, incorporated by reference to the copy thereof filed as Exhibit 99.8 to the Company’s current report on Form 6-K filed with the SEC on December 7, 2023.

There is filed herewith as Exhibit 14 the New Registration Rights Agreement, incorporated by reference to the copy thereof filed as Exhibit 99.9 to the Company’s current report on Form 6-K filed with the SEC on December 7, 2023.”

Page 35 of 37 Pages

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: December 8, 2023
/s/ Hannah E. Dunn
FARALLON PARTNERS, L.L.C.,
On its own behalf and
As the General Partner of
FARALLON CAPITAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.,
FARALLON CAPITAL OFFSHORE INVESTORS II, L.P. and
FARALLON CAPITAL (AM) INVESTORS, L.P.
By Hannah E. Dunn, Managing Member

/s/ Hannah E. Dunn
FARALLON INSTITUTIONAL (GP) V, L.L.C.
On its own behalf and
As the General Partner of
FOUR CROSSINGS INSTITUTIONAL PARTNERS V, L.P.
By Hannah E. Dunn, Manager

/s/ Hannah E. Dunn
FARALLON F5 (GP), L.L.C.
On its own behalf and
As the General Partner of
FARALLON CAPITAL F5 MASTER I, L.P.
By Hannah E. Dunn, Manager

/s/ Hannah E. Dunn

Hannah E. Dunn, individually and as attorney-in-fact for each of Joshua J. Dapice, Philip D. Dreyfuss, Richard B. Fried, Varun N. Gehani, Nicolas Giauque, David T. Kim, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Edric C. Saito, William Seybold, Daniel S. Short, Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly

The Powers of Attorney executed by each of Dapice, Dreyfuss, Fried, Gehani, Giauque, Kim, Linn, Patel, Roberts, Saito, Seybold, Short, Spokes, Warren and Wehrly authorizing Dunn to sign and file this Schedule 13D on his behalf, which were filed as exhibits to the Schedule 13G filed with the SEC on January 31, 2023 by such Reporting Persons with respect to the Class A Ordinary Shares of ARYA Sciences Acquisition Corp IV, are hereby incorporated by reference.

Page 36 of 37 Pages

EXHIBIT INDEX

1.	Joint Acquisition Statement Pursuant to Section 240.13d-1(k), dated March 24, 2023*

2.	Purchase Agreement, dated as of February 9, 2022*

3.	Indenture, dated as of February 16, 2022*

4.	Registration Rights Agreement, dated as of February 16, 2022*

5.	Letter Agreement, dated November 9, 2022*

6.	Cooperation Agreement, dated March 17, 2023*

7.	Joinder to Cooperation Agreement, dated as of April 25, 2023**

8.	Amendment No. 1 to Cooperation Agreement, dated as of June 15, 2023***

9.	Transaction Support Agreement, dated as of September 20, 2023****

10.	Termination Agreement, dated September 20, 2023****

11.	Amendment No. 1 to the Transaction Support Agreement, dated as of November 3, 2023*****

12.	New Notes Indenture, dated as of December 6, 2023

13.	New Investor Rights Agreement, dated as of December 6, 2023

14.	New Registration Rights Agreement, dated as of December 6, 2023

*Filed as an exhibit to the Schedule 13D filed on March 24, 2023

**Filed as an exhibit to the Schedule 13D filed on April 27, 2023

***Filed as an exhibit to the Schedule 13D filed on June 16, 2023

****Filed as an exhibit to the Schedule 13D filed on September 22, 2023

***** Filed as an exhibit to the Schedule 13D filed on November 7, 2023

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